Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
YALEA UNDERGROUND DEVELOPMENT HIGHLIGHTS TECHNOLOGY TRANSFER BENEFITS
Loulo, Mali, 24 October 2008 — The Yalea underground development at Randgold Resources’ Loulo gold mining complex represents a further introduction of first-world technology to Mali, chief executive Mark Bristow said today. Yalea is the first major underground mine to be developed in West Africa for many years.
Speaking at a media day at Loulo, Bristow said Randgold Resources had pioneered substantial foreign investment into gold mining in Mali, discovered and developed two world-class mines there and was now also facilitating the transfer of leading-edge technology to the country. This technology brings with it the lasting benefits of skills development and capacity creation.
Loulo went into production two years ago with two open-pit mines, Yalea and Gara. The Yalea underground mine started producing earlier this year and is scheduled to reach full production at the beginning of 2009. A second underground mine at Gara is at the planning stage.
“The continuing expansion of Loulo has transformed it into a very substantial long-life operation, and it’s bucking the industry trend by forecasting a significant increase in production, not only on the back of greater volumes but also because of higher grades - a tribute to the quality of the operation,” Bristow said.
“Loulo is a product of our long-established exploration strategy and our commitment to reinvesting our earnings in growth. Growing organically by discovery and development is the best way to create real value but this takes more than exploration expertise. It also requires patience, tenacity and — not least — supportive stakeholders who understand that long-term thinking and investment for the future are essential for a sustainably profitable mining business. If we look only at reaping short-term or immediate benefits, we will risk losing the benefits gold mining and in particular investments in gold mining, have brought to Mali. The government should therefore work with the industry to attract additional investment and grow the industry rather than overtax the few projects that have been successful.”
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Loulo Mine General Manager	Investor & Media Relations
Dr Mark Bristow	Amadou Konta	Kathy du Plessis
+223 675 0122	+223 674 4831	+44 20 7557 7738
+44 788 071 1386		Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2007 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2008. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ’SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.